EXHIBIT 21.1

Subsidiaries of the Registrant

This exhibit provides a pro-forma list of the significant direct and indirect subsidiaries of The Flexi Group Holdings Ltd upon consummation of the Business Combination.

Name	Jurisdiction of Incorporation or Organization
The Flexi Group Limited	British Virgin Islands
Common Ground Works Sdn Bhd	Malaysia
Common Ground (Thailand) Company Limited	Thailand
Hong Kong Hive Ltd	Hong Kong
The Hive International Ltd	Hong Kong
The Hive Coworking Australia Pty Ltd	Australia
White Moon Holdings Ltd	Australia
The Hive Coworking Space Singapore Pte Ltd	Singapore
The Hive Bangkok Ltd	Thailand
TG Venture Acquisition Corp.	Delaware